UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A-7

Under the Securities Exchange Act of 1934

KonaTel, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50050T 100

(CUSIP Number)

Leonard W. Burningham, Esq.

P.O. Box 521844

Salt Lake City, UT 84152-1844

(801)-363-7411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS D. Sean McEwen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,559,262
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,559,262
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	16,934,262(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 37.5% (2)

14	TYPE OF REPORTING PERSON (see instructions) IN

(1) The aggregate amount of shares beneficially owned is 16,559,262 shares of direct ownership; and 375,000 shares underlying vested non-compensatory stock options that are directly owned by Mr. McEwen. On June 17, 2024, Mr. McEwen exercised 187,500 non-compensatory stock options to purchase 187,500 shares of Common Stock (as defined below) of the Company.

(2) Based on the 43,351,192 shares of Common Stock of the Company outstanding as of May 15, 2024, as reported in the Quarterly Report of the Company for the quarter ended March 31, 2024, which was filed with the United States Securities and Exchange Commission (the “SEC”) on May 15, 2024, together with 1,300,000 shares underlying vested incentive stock options that are owned by others, and 375,000 shares underlying vested non-compensatory stock options that are directly owned by Mr. McEwen, and can be exercised within 60 days of the date of this Schedule 13D/A-7, and the 187,500 shares issued to Mr. McEwen, minus the 65,738 shares conveyed as full payment, the outstanding shares amount to an aggregate total of 45,147,954 outstanding shares.

Item 1. Security and Issuer

The class of equity securities to which this statement on Schedule 13DA-7 (hereinafter, this “Schedule 13D”) relates is the Common Stock, $0.001 per share par value (the “Common Stock”), of KonaTel, Inc., a Delaware corporation (the “Company”), formerly known as Dala Petroleum Corp, with its principal executive offices at 500 N. Central Expressway, Suite 202, Plano, Texas 75074.

Item 2. Identity and Background

The following information is presented in response to this Item:

(a) This Schedule 13D is filed by D. Sean McEwen.

(b) The principal business address of Mr. McEwen is 500 N. Central Expressway, Suite 202, Plano, Texas 75074.

(c) The principal business of Mr. McEwen is the Chairman and CEO of the Company. See Items 3 and 4 below.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. McEwen is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Effective December 18, 2017, the Company completed an Agreement and Plan of Merger whereby a newly formed wholly-owned subsidiary merged with and into KonaTel, Inc., a Nevada corporation (respectively, “KonaTel Nevada” and the “KonaTel Nevada Merger”), and under which KonaTel Nevada was the surviving corporation and became a wholly-owned subsidiary of the Company. Mr. McEwen was the sole shareholder of KonaTel Nevada and received merger consideration of 13,500,000 shares of Common Stock and 1,500,000 non-compensatory stock options to purchase Common Stock of the Company under the KonaTel Nevada Merger. Mr. Mark Savage, as the then sole member of the Board of Directors of the Company, adopted Board resolutions of the Company on November 15, 2017, resolving that all securities issued under the KonaTel Merger would be exempt from the provisions of Rule 16b-3(d)(1) adopted pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended, which Board resolutions were adopted prior to the closing of the KonaTel Nevada Merger. For additional information about the KonaTel Nevada Merger, see the Company’s 8-KA-1 Current Report dated November 15, 2017, and filed with the SEC on December 20, 2017; and the Company’s 8-KA-2 Current Report dated November 15, 2017, and filed with the SEC on April 17, 2018. Copies of these Current Reports are incorporated herein by reference in Item 7 hereof and may be accessed by Hyperlink.

On June 17, 2024, Mr. McEwen exercised his sixth tranche of 187,500 non-compensatory stock options to purchase 187,500 shares of Common Stock as outlined herein ($41,250 at $0.6275 equals 65,738 shares conveyed to the Company for payment in a transaction exempt from the provisions of the Act under Rule 16b-3(e) promulgated thereunder).

Item 4. Purpose of Transaction

See Item 3.

Item 5. Interest in Securities of the Issuer

The following information is presented in response to this Item:

(a) See the footnotes to Sections 8, 9, 11 and 13 above.

(b) Mr. McEwen has the sole power to vote 16,437,500 shares, and the sole power to dispose of 16,437,500 shares of Common Stock of the Company beneficially owned by him.

(c) On October 20, 2020, Mr. McEwen purchased 2,000,000 shares of the Company’s Common Stock at a price of $0.10 per share, in a private transaction.

(d) Other than the transactions described herein, the Reporting Person has not effected any transaction in the Common Stock of the Company during the past 60 days. Mr. McEwen received 1,500,000 non-compensatory stock options in the KonaTel Nevada Merger. These stock options vest (or have vested and been exercised as indicated below) on the following dates and are exercisable in the following tranches, and do not expire for a period of five years from the date of vesting: 187,500 shares exercisable March 18, 2018, June 18, 2018, September 18, 2018, December 18, 2018, March 18, 2019, June 18, 2019, September 18, 2019, and December 18, 2019. Mr. McEwen has exercised his first, second, third, fourth, fifth and sixth tranches of 187,500 non-compensatory stock options to purchase 187,500 shares of Common Stock as outlined herein.

(e) Except as specifically set forth in this Item 5, to the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of the Company that are beneficially owned directly by the Reporting Person.

(f) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships between any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Incorporated herein by reference:

8-KA-1 Current Report dated November 15, 2017, and filed with the SEC on December 20, 2017.

8-KA-2 Current Report dated November 15, 2017, and filed with the SEC on April 17, 2018.

(This space intentionally left blank)

SIGNATURES
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2024	D. Sean McEwen
By: /s/D. Sean McEwen
D. Sean McEwen
Chairman and CEO